UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of February 2016

Commission File Number 000-21218

Gilat Satellite Networks Ltd.
(Translation of registrant’s name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

EXPLANATORY NOTE

Attached hereto as Exhibits 99.1-99.7 are forms and instruction guidelines prepared by Gilat Satellite Networks Ltd. (the “Company”) in order to assist its shareholders in the execution of its previously announced rights offering (the “Rights Offering”).

●	Exhibit 99.1 – Form of Instructions as to Use of Subscription Rights Certificates

●	Exhibit 99.2 – Form of Letter to Registered Holders

●	Exhibit 99.3 – Form of Letter to Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees

●	Exhibit 99.4 – Form of Letter to Clients of Nominee Holders

●	Exhibit 99.5 – Form of Beneficial Owner Election Form

●	Exhibit 99.6 – Form of Nominee Holder Certification

●	Exhibit 99.7 – Form of Subscription Rights Certificate

The exhibits will be mailed to holders of record of the Company’s ordinary shares on February 29, 2016, which is the record date for the Rights Offering.

Exhibits 99.1-99.7 hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (No. 333-195680).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILAT SATELLITE NETWORKS LTD.

By:	/s/ Ran Tal
Name:	Ran Tal
Title:	VP General Counsel

Date: February 22, 2016

Exhibit Index

Exhibit 99.1	Form of Instructions as to Use of Subscription Rights Certificates
Exhibit 99.2	Form of Letter to Registered Holders
Exhibit 99.3	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees
Exhibit 99.4	Form of Letter to Clients of Nominee Holders
Exhibit 99.5	Form of Beneficial Owner Election Form
Exhibit 99.6	Form of Nominee Holder Certification
Exhibit 99.7	Form of Subscription Rights Certificate